Itaú Unibanco Holding S.A.
(new corporate denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 24 2009

PLACE AND TIME:	Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, in the city and state of São Paulo at 6:00 p.m.

PRESIDENT:	Pedro Moreira Salles.

QUORUM:	The full complement of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED BY THOSE PRESENT:

The new structure of Committees which report to the Board of Directors was approved as shown hereunder. This structure shall be reflected in the Corporate Governance Policy, the text of which shall be subsequently ratified by this Board of Directors.

1.  Strategy Committee

The committee shall have the following functions and responsibilities:

•	Corporate strategy
o	Support the Board of Directors in the discussion with the Executive Board on the strategic guidelines on business matters;
o	Issue opinions and recommendations on the strategic guidelines, so providing input for Board of Director discussions and decisions; and
o	Within the scope of the Board of Directors’ powers take the initiative in discussion of key matters and those of a high impact nature.

•	Investments
o	Review investment opportunities presented by the Executive Board, which have a significant impact on the business; and
o	Issue opinions and recommendations on investment opportunities presented, providing input and support for the discussions and decisions of the Board of Directors.

•	Budget
o	Propose budgetary guidelines to the Board;
o	Conduct a thorough discussion with the Executive Board in order to establish budgetary guidelines;
o	Following discussion with the Executive Board, make a recommendation on the budget for the current year to the Board of Directors; and
o	Advise and support the Chief Executive Officer in monitoring the corporate strategy in relation to the budget.
The Committee shall also consist of an Economic Scenarios sub-committee, made up of executives from the Company and its controlled companies that have  recognized  expertise in the matter. The sub-committee shall supply macroeconomic input to the Strategy Committee to provide support for its considerations for defining strategy, investments and budgets.

The Board of Directors shall appoint the Directors who shall make up the Strategy Committee on an annual basis. However, the Committee may also invite Company executives and specialists in strategy to sit on the Committee.

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The following Directors are hereby appointed to sit on the Strategy Committee: Pedro Moreira Salles, Roberto Egydio Setubal, Alfredo Egydio Arruda Villela Filho, Henri Penchas and Israel Vainboim.

2.  Capital and Risk Management Committee

The Committee shall have the following functions and responsibilities:

•	Risk
o	Review risk management policies and assist in the definition of the general philosophy of the Itaú Unibanco Conglomerate with respect to risk;
o	Propose and discuss procedures and systems for measuring and management of risk;
o	Recommend limits for risk and levels of control (at a high level);
o	Be informed on the best practices with respect to significant financial risk exposure;
o	Be informed by the Executive Board on material themes with respect to risk exposure;
o	Receive and analyze reports from the Executive Board as to monitoring, control and limits of the Company’s risks;
o	Monitor the performance of the Itaú Unibanco Conglomerate with respect to risk including the monitoring of large account risk; and
o	Discuss and review limits of exposure to credit, market and operational risks.

•	Assets
o	Discuss fiduciary activities and policies and fiduciary activities and policies of asset management;
o	Review the liquidity and financing positions of the companies under the Itaú Unibanco Conglomerate umbrella;
o	Discuss and monitor capital allocation and structure (economic, regulatory and rating);
o	Recommend limits for the allocation of capital considering risk-return and ensuring compliance with regulatory requirements; and
o	Review performance and allocation of capital in relation to levels of risk.

The Board of Directors shall appoint the Directors who shall make up the Capital and Risk Management Committee on an annual basis. However, the Committee may also invite Company executives and specialists in capital and risk management to sit on the Committee.

The following  Directors are hereby appointed to sit on the Capital and Risk Management Committee: Roberto Egydio Setubal, Candido Botelho Bracher, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola and Pedro Luiz Bodin de Moraes.

3.  Audit Committee

The Audit Committee shall remain in existence, its functions and rules for appointment of committee members being  included in the Bylaws and  its Internal Regulations. Amendments to the said Internal Regulations are also approved, becoming effective as shown in Attachment I of these minutes.

Currently the members of the Audit Committee (elected at the Meeting of the Board of Directors held on April 29 2009) are: (i) Chairman:  Gustavo Jorge Laboissere Loyola and (ii) members Alcides Lopes Tápias, Eduardo Augusto de Almeida Guimarães, Guy Almeida Andrade (Financial Specialist) and Tereza Cristina Grossi Togni (Financial Specialist).

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A,
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4.  Appointments and Corporate Governance Committee

The Committee shall have the following functions:

•	Corporate Governance
o
On the basis of criteria pre-established by the Board of Directors, analyze and opine on potential situations of conflicts of interest between the Directors and companies that are part of the Itaú Unibanco Conglomerate, in particular (i) situations arising from external activities undertaken by members of the  Board of Directors or the Executive Board in the statutory bodies of other companies which are not part of the Itaú Unibanco Conglomerate and (ii) transactions between Directors and companies which are part of the Itaú Unibanco Conglomerate;

o	Propose the division among the Directors of the fixed aggregate compensation established by the General Meeting;
o	Whenever deemed convenient, recommend to the Board changes in the composition of the Board of Directors and the Committees which are subordinate to it; and
o	Whenever deemed convenient recommend to the Board changes to the structure of the Committees which are subordinate to it, including the creation and/or extinguishment of Committees.

•	Selection and appointments
o	Identify, analyze and propose candidates for the Board to present to the General Meeting, determining, if elected, whether the candidate shall be deemed an internal, external or independent director;
o
Periodically, review the criteria for defining an independent, external and internal director pursuant to the governance principles and applicable regulation, recommending to the Board of  Directors any modifications that may be necessary and reevaluating the standing of each Director in the light of the new independence criteria that may eventually be established;

o	Assess the functioning of the Board of Directors;
o	Discuss and make recommendations on the succession of the Chairman of the Board of Directors and Board Directors;
o	Discuss and make recommendations on guidelines and processes for selection and appointment of the Chief Executive Officer;
o	Discuss and make recommendations on the succession of the Chief Executive Officer; and
o
Assist in the identification of the Directors qualified to fill vacancies on the Committees which are subordinate to the Board, including the Appointments and Corporate Governance Committee, and being specifically required to provide an opinion on the independence and financial specialization of the recommended individual to the Audit Committee.

•	Evaluation
o	Recommend processes for evaluating the Board of Directors, Directors, Chairman of the Board, Committees and Chief Executive Officer; and
o	Provide methodological and procedural support to the Board of Director, Directors, Chairman of the Board, Committees and Chief Executive Officer.

The Board of Directors shall appoint the  Directors that make up the Appointments and Corporate Governance Committee on an annual basis. However, the Committee may also invite Company

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executives and specialists in the areas of human resources and corporate governance to sit on the Committee.

The following Directors are herby appointed to sit on the Appointments and Corporate Governance Committee:  Pedro Moreira Salles, Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Fernando Roberto Moreira Salles, Henri Penchas and Israel Vainboim.

5.  Personnel Committee

The Committee shall have the following functions and responsibilities:

•	Compensation
o	Propose compensation models for the companies under the Itaú Unibanco Conglomerate umbrella, providing guidance and inspiration in the way the organization is run;
o	Propose a compensation package for the Chief Executive Officer for approval by the Board of Directors;
o
Evaluate and approve the compensation packages proposed by the Chief Executive Officer, for the Vice Presidents and Executive Officers of the Company and Itaú Unibanco S.A., including the fixed and variable incomes, benefits and long-term incentives; and

o	Ensure that the Board of Directors is informed of any material information with respect to compensation at all salary levels of the companies of the Itaú Unibanco Conglomerate.

•	Stock Options
o	Approve the granting of stock options of the Company, the Committee being responsible for the institutional decisions within the scope of the stock option plans sponsored by the Company.

•	Talents
o
Propose guidelines for recruitment, evaluation and career development policies of the companies which are part of the Itaú Unibanco Conglomerate, ensuring the preparation of successors for all key positions;

o
Discuss, monitor and advise the Executive Board on the career of key talents of the Itaú Unibanco Conglomerate (from 100 to 150 persons), who shall be identified not necessarily according  hierarchical function, thus analyzing the effectiveness of the defined policies;

o	Monitor the performance of the key executives of the Itaú Unibanco Conglomerate, evaluating the results in comparison with established targets;
o	Monitor the results of the trainee program (recruitment during the year, development of the trainees for previous years and an overall analysis of the program);
o	Be informed of the evaluation system used by the Executive Board to evaluate the Itaú Unibanco Conglomerate’s employees, analyzing compliance with the stipulated guidelines;
o	Assist in the definition of mentoring guidelines.

•	Recruitment
o	Advise on skills and profile of talents necessary for Itaú Unibanco Conglomerate to achieve its aspirations over the medium term aligned with ethical and moral principles;

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o
Review the profiles of the principal executives to be hired, recommending  their appointment to the  Chief Executive Officer and, when the hiring is for the position of Officer, to the Board of Directors;

o	Recommend general recruitment policies;
o	Be informed as to what companies of the same sector are seeking as a profile for their key executives;
o	Advise on the engagement of consultants and specialists for assisting in the hiring process; and
o	Monitor the number of employees per business unit compared with the established targets.

•	Training
o	Discuss the culture, adjustment of profile, and training needs;
o	Be informed on policies for courses and skills development processes used by the Executive Board for training the organization’s talents; and
o	Assist in the definition of further education programs.

The Board of Directors  shall appoint the  Councilors that make up the Personnel Committee on an annual basis. However, the Committee may also invite Company executives and specialists in the area of human resources to sit on the Committee.

The following Councilors are herby appointed to sit on the Personnel Committee: Pedro Moreira Salles, Roberto Egydio Setubal, Candido Botelho Bracher, Francisco Eduardo de Almeida Pinto and Ricardo Villela Marino.

Previously existing committees

With respect to previously existing Committees:

-	The Accounting Policies Committee is hereby extinguished, its functions being incorporated by the Company’s management;
-	The Disclosure and Trading Committee shall now report directly to the Executive Board and not the Board of Directors;
-
The functions of the Appointments and Compensation Committee shall be divided between the Personnel Committee  and the Appointments and Corporate Governance Committee, which has also absorbed other responsibilities which were previously the prerogative of the Executive Board; and

-	The other committees shall operated within the scope that is herein attributed to them.

São Paulo (SP), June 24 2009. (signed) Pedro Moreira Salles – President Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Presidents; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

Itaú Unibanco Holding S.A.
(new corporate denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230
AUDIT COMMITTEE REGULATIONS

These Regulations (“Regulations”), prepared on the basis of best international practices, establish the rules for the functioning of the Audit Committee (“Committee”), instituted by the Extraordinary General Meeting of Itaú Unibanco Banco Múltiplo S.A. (“Itaú Unibanco”) of April 28  2004, for the Itaú Unibanco Financial Conglomerate, which covers Itaú Unibanco and of all its controlled and affiliate companies, either direct or indirect (“Conglomerate”).

I – Characteristics and Composition

1.
The Committee shall exclusively serve the institutions, components of the Conglomerate, authorized to operate by the Central Bank of Brazil (“BACEN”)  and  the companies supervised by the Private Insurance Superintendency (“SUSEP”).

2.
The Committee is the body responsible for supervision (i) of the internal controls and the management of risks; (ii) of the internal audit area’s activities; and (iii) of the activities of the Conglomerate’s  independent audit companies.

2.1.
The Internal Audit area shall report administratively to the Board of Directors of Itaú Unibanco, in the person of its Chairman, while supervision by the Audit Committee pursuant to item 2 above and other items of these Regulations shall be of a technical nature.

3.
The Committee reports to the Board of Directors of Itaú Unibanco (“Board of Directors”) and shall be made up of at least three and no more than seven members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the accounting and auditing areas, conditioned upon: (i) the chairman of the Committee, who shall be appointed by the Board of Directors, shall be exercised by a Director; and (ii) at least one of the members of this Committee, shall be appointed as Financial Specialist.

3.1.	The duties of a member of the Committee may not be delegated.

3.2.	In the event of a vacancy on the Committee, including an event under item 4 below, the Board of Directors, shall elect the substitute member within a term of 30 days.

4.	The Board of Directors shall remove any member of the Committee, should his independence have been compromised by any circumstances of conflict or potential conflict.

5.	The election of the Committee’s members shall take place at the meeting of the Board of Directors at which the members of the Executive Board of Itaú Unibanco are elected.

5.1.
None of the members of the Committee may be, or may have been, in the past twelve months, (i) an officer of Itaú Unibanco or its controlled and affiliate companies; (ii) an employee of Itaú Unibanco or its controlled and affiliate companies; (iii) a responsible technician, officer, manager, supervisor or any other staff member with a managerial function, of the team involved in external audit work for Itaú Unibanco or its controlled and affiliate companies; (iv) a member of the fiscal council of Itaú Unibanco or its controlled and affiliate companies; (v) a controller of Itaú Unibanco or its controlled  and affiliate companies or (vi) a natural person, holder of a direct or indirect participation of more than ten percent of the voting stock of Itaú Unibanco or its controlled and affiliate companies.

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5.1.1.
Spouses or family relations in direct line, collateral line or by affinity to the second degree of kinship with the persons cited in sub-items (i) to (vi) above are not eligible for election as Committee members.

5.1.2.	The members of the Board of Directors in a position, or potentially in a position of conflict, which affects their independence, are not eligible for election as Committee members.

6.
No member of the Committee may receive, either directly or indirectly, any type of compensation from Itaú Unibanco or its controlled and affiliate companies, except relative to the function as a member of the Committee.

7.
The member  elected to the Audit Committee may only be appointed Financial Specialist should he have: (i) knowledge of generally accepted accounting principles; (ii) skills in applying these principles in the accounting procedures for provisions and reserves; (iii) experience in the preparation, auditing, analysis and evaluation of financial statements of a complexity similar to those of Itaú Unibanco or experience in the active supervision of these activities; and (iv) command of the rules for internal controls related to the preparation of financial statements.

7.1.	The knowledge mentioned under item 7 must have been acquired academically or through proven professional experience in the areas of: (i) accounting; (ii) auditing or (iii) financial administration.

8.
The Board of Directors shall decide the compensation of the Committee’s members as well as the budget for covering the functioning of the Committee, compensation that may include an estimate for the hiring of external specialists for assisting the Committee in performing its functions.

II - Functioning

9.	The Committee will meet at least four times a year, at the behest of its Chairman.

9.1.	The Committee’s decisions will be made by a majority of its members.

9.2.	Prior distribution of the agenda of the meetings shall be made to the members of the Committee.

9.3.
In addition to ordinary meetings, the Committee shall arrange meetings with Itaú Unibanco’s executive board, independent audit companies and the Internal Audit area, at least on a quarterly basis, to verify compliance with its recommendations or clarifications of its inquiries, including matters relating to the planning of auditing work and the availability of the necessary resources for undertaking it, as well as discussing all matters deemed  relevant.

9.4.
At the meetings of the Board of Directors held to approve the quarterly financial statements, the Committee, through its Chairman, shall report on the work undertaken in the period and shall notify the relevant facts that have been observed.

9.5.	The Committee shall hold a meeting with Itaú Unibanco’s Fiscal Council at least once a year to discuss policies, practices and procedures related to the former’s activities.

9.6.	The Committee may arrange a meeting with any member of the Conglomerate’s executive boards, when deemed necessary.

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10.	The Committee, upon the decision of the majority of its members, may summon any employee or member of management of a company comprising the Conglomerate in order to provide clarifications.

11.	The decisions of the meetings of the Committee shall be recorded in the form of minutes.

11.1.	Copies of the minutes shall be sent to the Chairman of the Board of Directors and the Chief Executive Officer of Itaú Unibanco.

III - Powers

12.
It is incumbent on the Committee to vouch for (i) the quality and integrity of the financial statements; (ii) the compliance with legal and regulatory requirements; (iii) the performance, independence and quality of the work of the external audit companies; (iv) the performance, independence and quality of the work of the Internal Audit area; and (v) the quality and effectiveness of the systems for internal controls and management of risks, being responsible for the following functions:

I -	Prepare the Regulations which discipline the Committee’s functioning, submitting these, as well as the respective amendments, for the approval of the Board of Directors;

II -	With respect to the financial statements, to:
a.
prior to publication, revise the quarterly, semi-annual and annual financial statements of the Conglomerate, as well as the explanatory notes, management reports and the opinions of the independent audit companies;

b.
jointly with the independent audit company, analyze the principal accounting policies, practices and principles used in the preparation of the financial statements as well as any significant changes in the application or choice of these polices, practices and principles;

c.
jointly with the independent audit company, analyze the alternative methods of accounting, in the light of generally accepted accounting principles, relative to financial information, including off-balance sheet structures and pro forma or adjusted information, its effects on the financial statements and the criteria used for disclosure, as well as the accounting treatment eventually recommended by the Conglomerate’s independent audit companies;

d.	resolve any disagreements between the independent audit companies and Management as to the account statements and the financial reports.

III –	With respect to internal controls and management of risks, to:
a.	assess the quality and effectiveness of the Conglomerate’s existing internal controls and risks management systems;
b.	assess the conformity of the operations and the businesses with the legislation, regulations and internal rules;
c.	debate and examine the guidance and policies disciplining risk management with the Risks and Financial Control Area;

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d.
establish and disclose procedures for receiving and handling information on significant errors or fraud with respect to accounting, auditing and internal controls, as well as noncompliance with legal and regulatory provisions and internal rules, providing specific procedures for protecting whistle-blowers, such as their anonymity and the confidentiality of the information;

e.	recommend to Management the correction or improvement in policies, practices and procedures identified within the scope of the Committee’s functions.

IV –	With respect to the Independent Auditor and the Internal Audit, to:
a.	recommend to the Board of Directors, the company to be engaged in Brazil and overseas for rendering independent audit services as well as the respective fees and substitutions;
b.
supervise the work of the Conglomerate’s Internal Audit area and independent audit companies in order to evaluate their effectiveness and verify compliance with the legislation, regulations and internal rules;

c.	assess the implementation of recommendations by the independent audit companies and by the Internal Audit as well as those implemented by the Committee itself;
d.
establish and disclose on an annual basis the procedures for engaging the services to be rendered by the companies which audit the Conglomerate’s financial statements. Revise, update and decide: (i) the services which cannot be rendered by these companies, affecting as they would the companies’ independence and/or objectivity, (ii) the services, engagement for which has already been pre-approved by the Committee, and (iii) the services which are subject to prior submission for the Committee’s approval;

e.
assess on an annual basis with the Conglomerate’s independent audit companies: (i) the procedures for internal controls of quality of these companies; (ii) their independence; (iii)  questions raised by government and regulatory authorities; (iv) the relationship between these independent audit companies and the Conglomerate; and (v) the most recent revision of the company’s quality control (peer review);

f.	jointly with the Independent Auditor, revise the scope, planning and personnel to be allocated for executing its work;
g.
approve the engagement of employees or service providers which have been working in the teams of the independent audit companies that render or have previously rendered auditing services to the Conglomerate in the previous twelve months;

h.	supervise the performance, planning and the results of the audit work as well as the technical qualification of the Internal Audit area’s employees;
i.	recommend the election, substitution or removal of those responsible for the Internal Audit area.

V –	With respect to the Regulatory Agencies and the External Ombudsman’s Department, to:
a.	discuss with Management, significant issues or inspections of the regulatory agencies, including pending audit-related processes and measures taken to resolve them;
b.	monitor the work of the government supervision and inspection agencies;
c.	at the end of each semester, receive and examine the qualitative and quantitative report with respect to the performance of the Conglomerate’s External Ombudsman’s Department;

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d.
endorse the report prepared by the Officer for the External Ombudsman’s Department with respect to the activities of the External Ombudsman’s Department as of the baseline dates of June 30  and December  31 or when a significant event is identified.

e.	exercise the functions and practice other acts which may be necessary for fulfilling its responsibilities.

13.	The Committee may engage external specialists, ensuring the integrity and the confidentiality of the work undertaken.

13.1.	The work of the external specialists does not exempt the Committee from its responsibilities.

14.
The Committee shall, individually or jointly with the Conglomerate’s respective independent audit companies, formally communicate to BACEN or SUSEP, within no more than three business days from the time of identification, the existence or evidence of: (i) noncompliance with the legal and regulatory rules that place the continuity of any of the companies in the Conglomerate at risk; (ii) frauds of any value perpetrated by the management of any of the companies in the Conglomerate; (iii) significant frauds perpetrated by the employees of any of the companies in the Conglomerate, or by third parties; and (iv) errors arising from significant inaccuracies in the financial statements of any of the companies in the Conglomerate.

15.
Management shall notify the Committee and the respective independent audit companies as to the identification of events cited in item 14 within no more than twenty-four hours, pursuant to procedures established by the Committee.

16.	The facts, the result of whistle-blowing, or notified infringements, shall be investigated and submitted for the Committee’s examination.

17.
The independent and internal auditors and the Organization’s Compliance area shall from time to time supply the Committee with reports as to the conformity of existing procedures, routines and products in relation to the laws and regulations.

18.	The Committee shall prepare the “Report of the Audit Committee” for the semesters ending June 30 and December 31.

18.1.	The report prepared by the Committee shall include information required by the current regulations.

18.2.
In addition to the mandatory information already mentioned, the Report for December 31 shall also focus on aspects relative to: (i) a formal appraisal  of the work carried out by the internal and external audit during the fiscal year; (ii) self-evaluation of the Committee; and (iii) training of the members of the Committee.

19.	Publication of a summary of the Audit Committee’s Report containing its principal data, jointly with the Conglomerate’s semi-annual and annual financial statements.

20.	The Audit Committee’s Report shall be held at the disposal of BACEN, SUSEP and the Board of Directors for a minimum period of five years from date of its completion.

___________________________